Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED AND AMENDED
ARTICLES OF INCORPORATION
OF
VISTAGEN THERAPEUTICS, INC.

         VistaGen Therapeutics, Inc., a Nevada corporation (the "Corporation"), does hereby certify that:

         FIRST: This Certificate of Amendment amends the provisions of the Corporation's Restated and Amended Articles of Incorporation, as amended (the "Articles of Incorporation").

         SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 78.380 of the Nevada Revised Statutes and shall become effective immediately upon filing this Certificate of Amendment.

         THIRD: The first paragraph of Article V of the Articles of Incorporation is hereby amended in its entirety and replaced with the following:

“This corporation is authorized to issue two classes of capital stock, to be designated “Common Stock” and “Preferred Stock.”  The total number of shares of Common Stock which this corporation is authorized to issue is One Hundred Seventy Five Million (175,000,000), each having a par value of $0.001. The total number of shares of Preferred Stock which this corporation is authorized to issue is Ten Million (10,000,000), each having a par value of $0.001.  The holders of the Common Stock shall have one (1) vote per share on each matter submitted to a vote of stockholders.  The capital stock of this corporation, after the amount of the subscription price has been paid in, shall never be assessable, or assessed to pay debts of this corporation.”

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officers thereunto duly authorized this 5th day of September, 2019.

                                    By:  /s/ Jerrold D. Dotson
                                    Name:  Jerrold D. Dotson
                                    Title: Chief Financial Officer